U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                  (Check One):

[X] Form 10KSB [ ] Form 20F [ ] Form 11K [ ] Form 10QSB [ ] Form N-SAR

For Period Ended:  December 31, 2002

[ ]  Transition Report on Form 10-KSB
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-QSB
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:            GeneMax Corp.

Former Name if Applicable:

Address of Principal Executive
Office (Street and Number):         435 Martin Street, Suite 2000

City, State and Zip Code:           Blaine, Washington 98230

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PART II - RULES 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-KSB, 20-F, 11-K,
10-QSB or N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

     GeneMax Corp. (formerly known as "Eduverse.com"), a Nevada corporation (the "Company"), recently acquired GeneMax Pharmaceuticals, Inc. pursuant to a share exchange agreement (the "Share Exchange Agreement"). The consummation of the transaction has been reported in prior 8-K filings and in the Quarterly Report on Form 10-QSB for nine- month period ended September 30, 2002.

     The consummation of the Share Exchange Agreement has raised certain complex accounting issues. Preparation of the Company's Annual Report on Form 10-KSB for fiscal year ended December 31, 2002 includes for the first time audited consolidated financial statements since consummation of the Share Exchange Agreement. Management of the Company deems that additional time is necessary in order for the Company to properly address such accounting issues in connection with the acquisition of GeneMax Pharmaceuticals, Inc., to properly prepare its financial statements and footnotes for fiscal year ended December 31, 2002, and to ensure complete and thorough and accurate disclosure of all material facts in the Annual Report. Management anticipates completion of the audited consolidated financial statements and the filing of its Annual Report on Form 10-KSB by April 15, 2003.

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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification: Diane D. Dalmy 303.985.9324.

(2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).

     [X] Yes [ ] No.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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

                                  GENEMAX CORP.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: April 1, 2003                        By: /s/ Ronald Handford
                                           ----------------------------
                                           Ronald Handford, President and Chief
                                           Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)